U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 4

                                 OMB APPROVAL
                            OMB Number:  3235-0287
                           Expires:  September 30, 1998
               Estimated average burden hours per response:  0.5

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(     )   Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).


  1.     Name and Address of Reporting Person*

         Last, First Middle:  Newmont Mining Corporation

         Street:  1700 Lincoln St.







         City, State Zip:  Denver, CO  80203
  2.     Issuer Name and Ticker or Trading Symbol

         Newmont Gold Company (NGC)
  3.     IRS or Social Security Number of Reporting Person (Voluntary)







  4.     Statement for Month/Year

         November 1996

  5.     If Amendment, Date of Original (Month/Year)
  6.     Relationship of Reporting Person(s) to Issuer (Check all applicable)

         (  ) Director       (X) 10% Owner       (  ) Officer (give title
below)       (  ) Other (specify below)


  7.     Individual or Joint/Group Filing (Check Applicable Line)

         (X) Form filed by One Reporting Person
         ( ) Form filed by More than One Reporting Person



*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


                       Table I -- Non-Derivative Securities Acquired, Disposed
of, or Beneficially Owned
          1. Title of Security             2.  Transaction Date    3.
Transaction     4. Securities Acquired (A)
             (Instr. 3)                        (Month/Day/Year)       Code
         or Disposed of (D)
                                                                      (Instr.
8)         (Instr. 3, 4, and 5)



                    (A) or
                                                                   Code
V      Amount        (D)       Price

  (1)     Common Stock                     11/30/96                 X
         1,018         A         40.07

  (2)    Common Stock                     11/30/96                 X
      1,799         A         40.44
  (3)











                                                      Table I -- Continued
          1. Title of Security                   5.  Amount of Securities
6.  Ownership Form:    7.  Nature of Indirect
             (Instr. 3)                              Beneficially Owned
 Direct (D) or          Beneficial Ownership
                                                     at End of Month
 Indirect (I)           (Instr. 4)
                                                     (Instr. 3 and 4)
 (Instr. 4)

  (1)     Common Stock                                                       D
  (2)     Common Stock                                                       D

  (3)                                                                        D
                                              99,521,603



   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                         Table II -- Derivative Securities Acquired, Disposed
of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options,
convertible securities)
          1. Title of Derivative Security             2. Conver-     3. Trans-
   4. Transac-       5. Number of Deriv-
             (Instr. 3)                                  sion or        action
      tion Code         ative Securities
                                                         Exercise       Date
      (Instr. 8)        Acquired (A) or
                                                         Price of
(Month/                         Disposed of (D)
                                                         Deriv-         Day/
                        (Instr. 3, 4 and 5)
                                                         ative          Year)
                                                         Security




   Code      V       (A)            (D)

  (1)     Option (right to buy)                       40.07          11/30/96
    X                                 1,018

  (2)     Option (right to buy)                       40.44          11/30/96
    X                                 1,799
  (3)     Option (right to buy)                       51.94          11/30/96
    J                444,534









                                                     Table II -- Continued
          1. Title of Derivative Security                        6. Date
Exercisable and     7. Title and Amount of
             (Instr. 3)                                             Expiration
Date             Underlying Securities

(Month/Day/Year)            (Instr. 3 and 4)

                               Amount or
                                                                 Date
Expiration                      Number of
                                                                 Exercisable
Date          Title             Shares

  (1)     Option (right to buy)                                  11/16/94
11/16/04       Common              1,018

  (2)     Option (right to buy)                                  11/15/95
11/15/05       Common            1,799
  (3)     Option (right to buy)                                  11/20/96
11/20/06       Common            444,534









                                                     Table II -- Continued
          1. Title of Derivative Security                8. Price of     9.
Number of       10. Ownership     11. Nature of
             (Instr. 3)                                     Derivative
Derivative         Form of            Indirect
                                                            Security
Securities         Derivative         Beneficial
                                                            (Instr. 5)
Beneficially       Security:          Ownership

Owned at End       Direct (D)         (Instr. 4)

of Month           or Indirect

(Instr. 4)         (I)

                (Instr. 4)

  (1)     Option (right to buy)
114,467            D
  (2)     Option (right to buy)
245,206            D

  (3)     Option (right to buy)
444,534            D


Explanation of Responses:

* All of the reported transactions relate to the common stock options (the "NGC Options") granted by Newmont Gold Company (the "Issuer") to Newmont Mining Corporation ("NMC") in connection with a transaction entered into by NMC and the Issuer on March 18, 1994 to combine the operations of NMC and the Issuer, effective as of January 1, 1994. The NGC Option grants and exercises reported herein result from grants and exercises of comparable employee stock options of NMC.


/s/ Timothy J. Schmitt                                 12/10/96
**Signature of Reporting Person                        Date
Title:  Vice President and Secretary


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, one of which must be manually
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